Exhibit 4.1

AMENDMENT TO THE SECOND AMENDED AND RESTATED TRUST
AGREEMENT OF ACCUSHARES COMMODITIES TRUST I

This Amendment (this “Amendment”), dated as of June 5, 2015, by ACCUSHARES INVESTMENT MANAGEMENT, LLC, a Delaware limited liability company, as sponsor (the “Sponsor”) of AccuShares Commodities Trust I (the “Trust”), amends that certain Second Amended and Restated Trust Agreement of the Trust, made and executed as of June 16, 2014 (the “Trust Agreement”). Capitalized terms used and not defined herein shall have the meanings set forth in the Trust Agreement.

WHEREAS, pursuant to Section 13.1 of the Trust Agreement the Sponsor may amend any provision of the Trust Agreement without the consent of any Shareholder, and without the consent of the Trustee provided that the amendment does not adversely affect any of the Trustee’s rights, powers, duties, obligations, liabilities or responsibilities under the Trust Agreement;

WHEREAS, the Sponsor desires to amend the Trust Agreement to change the frequency of Distribution Dates with respect to Regular Distributions for certain of the Initial Funds and to remove the initial delay in measuring for Corrective Distributions for each of the Initial Funds; and

WHEREAS, the Sponsor has determined that this Amendment does not adversely affect any of the Trustee’s rights, powers, duties, obligations, liabilities or responsibilities under the Trust Agreement.

NOW, THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and pursuant to Section 13.1 of the Trust Agreement, the Sponsor hereby amends the Trust Agreement as follows:

1.                  The Trust Agreement is hereby amended to delete Section 4.9(a) in its entirety and replace it with the following:

“(a) Each Initial Fund will effect (i) a distribution on its Up Shares when the Class Value per Share of its Up Shares (after adjusting for any Net Income Distribution for such Shares) is greater than the Class Value per Share of its Down Shares (after adjusting for any Net Income Distribution for such Shares), and (ii) a distribution on its Down Shares when the Class Value per Share of its Down Shares (after adjusting for any Net Income Distribution for such Shares) is greater than the Class Value per Share of its Up Shares (after adjusting for any Net Income Distribution for such Shares) as of the 15th day of each calendar month, or the next following business day if the scheduled Regular Distribution Date is not a business day (each such distribution, a “Regular Distribution”).”

2.                  The Trust Agreement is hereby amended to delete Section 4.11 in its entirety and replace it with the following:

“Section 4.11. Corrective Distributions. The Sponsor shall continuously measure for any material deviation between the Class Value per Share of each Class of each Initial Fund and the Closing Trading Prices of such Class’ Shares where the Closing Trading Prices are based on one or more trades occurring within the last 30 minutes of trading. If the Closing Trading Prices of the Shares of any Class of an Initial Fund deviate in the amount set forth in the table below from their Class Value per Share for the period of time set forth in the table below, such Fund shall distribute to each of its Shareholders (x) a number of its Down Shares equal to the number of its Up Shares held by such Shareholder (including those to be distributed on such Distribution Date for the related Regular Distribution or Special Distribution) and (y) a number of its Up Shares equal to the number of its Down Shares held by such Shareholder (including those to be distributed on such Distribution Date for the related Regular Distribution or Special Distribution) (a “Corrective Distribution”); provided that the first day in any such period of time with respect to the AccuShares Spot CBOE VIX Fund shall not occur prior to July 16, 2015. Corrective Distributions will be made on the next scheduled Regular Distribution Date or Special Distribution Date, in addition to the Regular Distribution or Special Distribution. If the Closing Trading Price for a Share of a Fund on any Business Day is not based on one or more trades occurring on the Exchange during the last 30 minutes of that day, the Closing Trading Price for that day will be deemed not to have deviated from such Share’s Class Value per Share on that day for the purposes of measuring for a Corrective Distribution.

Initial Fund	Closing Trading Price Deviation from Class Value per Share of Any Fund Class	Duration of Deviation(1)
AccuShares S&P GSCI Spot Fund	5.0%	3 business days
AccuShares S&P GSCI Agriculture and Livestock Spot Fund	5.0%	3 business days
AccuShares S&P GSCI Industrial Metals Spot Fund	5.0%	3 business days
AccuShares S&P GSCI Crude Oil Spot Fund	5.0%	3 business days
AccuShares S&P GSCI Brent Oil Spot Fund	5.0%	3 business days
AccuShares S&P GSCI Natural Gas Spot Fund	7.5%	3 business days
AccuShares Spot CBOE VIX Fund	10.0%	3 business days
(1) Days must be consecutive.”

3.                  Each reference in the Trust Agreement to “this Agreement,” “thereunder,” “thereof,” “herein” or words of like import referring to the Trust Agreement shall mean and be a reference to the Trust Agreement as amended by this Amendment. The Trust Agreement is ratified and confirmed in all respects and shall remain in full force and effect in accordance with its terms as amended by this Amendment.

4.                  This Amendment may be executed in one or more facsimile or original counterparts, each of which when executed and delivered shall be deemed an original and all of which together shall constitute one and the same instrument.

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5.                  All questions concerning the construction, validity and interpretation of this Amendment and the performance of the obligations imposed by this Amendment shall be governed by the internal law of the State of Delaware, including the DSTA. As between the Sponsor, on the one hand, and the Shareholders, on the other hand, the Sponsor may construe any of the provisions of this Amendment insofar as the same may appear to be ambiguous or inconsistent with any other provisions hereof, and any such construction hereof by the Sponsor in good faith shall be conclusive and binding on the Shareholders as to the meaning to be given to such provisions notwithstanding any other provision of this Amendment. In construing this Amendment, the presumption shall be in favor of a grant of power to the Sponsor.

[SIGNATURE PAGE TO FOLLOW]

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IN WITNESS WHEREOF, the Sponsor has executed this Amendment as of the date above first written.

ACCUSHARES INVESTMENT MANAGEMENT, LLC
as Sponsor

By:	/s/ Forrest G. Gilman
Name: Forrest G. Gilman
Title: Vice President, Chief Financial Officer and Treasurer

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